Filed pursuant to Rule 433

Registration Statement Nos.:

333-144261, 333-144261-01,

333-144261-02, 333-144261-03,

333-144261-04, 333-144261-05,

333-144261-06 and 333-144261-07.

THE BANK OF NEW YORK MELLON CORPORATION

FINAL TERM SHEET, AUGUST 20, 2008

$750,000,000 FIXED RATE NOTES DUE AUGUST 27, 2013

ISSUER:	THE BANK OF NEW YORK MELLON CORPORATION

SECURITIES:	SENIOR MEDIUM-TERM NOTES, SERIES G

EXPECTED RATINGS:	Aa2/AA-/AA- (STABLE/STABLE/POSITIVE)

MATURITY DATE:	AUGUST 27, 2013

TRADE DATE:	AUGUST 20, 2008

SETTLEMENT DATE:	AUGUST 27, 2008 (T+5)

COUPON:	5.125% PER ANNUM

COUPON FREQUENCY:	SEMI-ANNUALLY

INTEREST PAYMENT DATES:	SEMI-ANNUALLY ON THE 27TH DAY OF FEBRUARY AND AUGUST OF EACH YEAR, COMMENCING FEBRUARY 27, 2009, AND ENDING ON THE MATURITY DATE (OR NEXT BUSINESS DAY, MODIFIED FOLLOWING)

DAY COUNT:	30/360

PRINCIPAL AMOUNT:	$750,000,000

PRICE TO PUBLIC:	99.647% PLUS ACCRUED INTEREST, IF ANY, FROM AUGUST 27, 2008

ALL-IN PRICE:	99.597% PLUS ACCRUED INTEREST, IF ANY, FROM AUGUST 27, 2008

PROCEEDS TO ISSUER:	$746,977,500

PRICING BENCHMARK:	UST 3.375% DUE 07/31/2013

BENCHMARK YIELD:	3.006%

SPREAD TO BENCHMARK:	T+220 BASIS POINTS

RE-OFFER YIELD:	5.206%

REDEMPTION:	NOT REDEEMABLE BY THE ISSUER PRIOR TO MATURITY

DENOMINATIONS:	$1,000 X $1,000

LISTING:	NONE

CUSIP:	06406HBK4

BOOKRUNNERS:	BANC OF AMERICA SECURITIES LLC MORGAN STANLEY & CO. INCORPORATED

CO-MANAGERS:	BNY MELLON CAPITAL MARKETS, LLC BNP PARIBAS SECURITIES CORP.

BILLING & DELIVERY AGENT:	MORGAN STANLEY & CO. INCORPORATED

RECENT DEVELOPMENTS:	THE UNREALIZED NET OF TAX LOSS ON THE ISSUER’S SECURITIES AVAILABLE-FOR-SALE PORTFOLIO INCREASED BY APPROXIMATELY $580 MILLION DURING THE MONTH OF JULY 2008 TO APPROXIMATELY $2.4 BILLION AT JULY 31, 2008, COMPARED TO APPROXIMATELY $1.8 BILLION AT JUNE 30, 2008.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BANC OF AMERICA SECURITIES LLC toll free at 1 (800) 294-1322 or MORGAN STANLEY & CO. INCORPORATED toll free at 1 (866) 718-1649.

A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.